March 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Raj Rajan
                                                                                                Mr. Brian K. Bhandari
                                                                                                Ms. Tia Jenkins

Re:	Monster Beverage Corporation
Form 10-K For Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-18761

Dear Mr. Rajan, Mr. Bhandari and Ms. Jenkins:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2012, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 000-18761) that was filed with the Commission on February 29, 2012.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2011
                                                                                                Financial Statements
                                                                                                Notes to Financial Statements
                                                                                                Note 1 — Organization and Summary of Significant Accounting Policies
                                                                                                Adjustment, page 77

1.                                      We note you revised your financial statements as of December 31, 2010 to conform to FASB ASC 210-20-45.  This appears to be a correction of an error.  Please tell us how you analyzed FASB ASC 250-10-45 and concluded your financial statements have not been restated.  In addition, please provide us with your SAB 99 analysis, if applicable.

Response:

As disclosed, the Company determined that its 2010 consolidated balance sheet and its 2010 and 2009 consolidated cash flow statements (collectively the “Financial Statements”) should be adjusted to comply with ASC 210-20-45 (the “Adjustment”).  As a result, per ASC 250-10-45-23, the Company adjusted applicable amounts within the Financial Statements as of the beginning of the first period presented.

The Company performed a materiality assessment to determine the impact of these balance sheet classification adjustments on its Financial Statements. In performing this analysis, the Company considered both the quantitative and qualitative factors set forth in the Securities and Exchange Commission Staff Accounting Bulletin No. 99 (“SAB 99”). Based on this evaluation, a summary of which is set forth below, the Company concluded that the Adjustment was not material to the Financial Statements.

Quantitative Considerations (in 000’s)

			%
	As Reported	Adjusted	Change
2010 Balance Sheet:
Accounts receivable	101,222	166,041
Total current assets	898,153	962,972	7%
Total assets	1,082,131	1,146,950	6%

Accounts payable	85,674	90,314
Accrued liabilities	24,492	23,065
Accrued promotional allowances	Not reported	61,606
Total current liabilities	128,834	193,653	50%
Total liabilities and stockholders’ equity	1,082,131	1,146,960	6%

Working Capital	769,319	769,319	0%

Current Ratio:	7 to 1	5 to 1
Current Assets
Current Liabilities

2010 statement of cash flows:
Change in accounts receivable	2,031	(12,669)
Change in accounts payable	37,096	33,352
Change in accrued liabilities	9,432	13,174
Change in accrued promotional allowances	Not reported	14,702
Net cash provided by operating activities	229,044	229,044	0%

2009 statement of cash flows:
Change in accounts receivable	(59,418)	(77,562)
Change in accounts payable	(15,786)	(2,185)
Change in accrued liabilities	9,341	4,172
Change in accrued promotional allowances	Not reported	9,712
Net cash provided by operating activities	156,192	156,192	0%

1.              The Adjustment had no impact on the current or prior year income statement or respective earnings per share.

2.              The Adjustment had no impact on total net cash provided by operating activities in the statement of cash flows for the periods presented.

3.              The Adjustment had no impact on working capital or stockholders’ equity.

4.              The Adjustment did not materially impact the Company’s strong current ratio.

The Company believes the quantitative impact of the Adjustment is not a significant focus for investors as the Company maintained a very strong liquidity position (Current Ratio 5 to 1), had no significant debt and has for many years achieved consistently positive operating cash flows. The Adjustment represents merely a gross up of certain accounts receivable, a related increase in current liabilities and changes within individual line items of net cash provided by operating activities in the statement of cash flows. Total net cash provided by operating activities was not affected by the Adjustment.

Qualitative Considerations

In considering the materiality of the Adjustment, the Company also considered the qualitative factors set forth in SAB 99. The SAB 99 qualitative factors discussed below were considered the most relevant for the Company’s analysis.

1.            It is not probable that the judgment of a reasonable person relying upon the Financial Statements would have been changed or influenced by the Adjustment considering the impact of the Adjustment as described above.

2.            The Adjustment did not impact earnings, did not hide a failure to meet analysts’ consensus expectations for the Company and did not materially impact any previous communications to investors.

3.            The Adjustment has been precisely calculated.

4.            The Adjustment did not impact the major trends or ratios used to evaluate the Company’s performance as the Company believes that investors are primarily concerned about such metrics as revenues, gross profit, operating income, net income, earnings per share and working capital.

5.            The Adjustment did not impact the Company’s compliance with any laws, regulatory requirements or other contractual requirements.

6.            The Adjustment did not impact segment information in the Company’s financial statements.

7.            The Adjustment did not impact the Company’s compliance with debt covenants. The Company had no borrowings on its line of credit for any periods reported.

8.            The Adjustment did not impact management’s compensation, including awards or bonuses.

9.            The Adjustment was not the result of a fraudulent or illegal act.

10.     The Adjustment did not impact a financial statement line item that has a greater significance in the financial statements.

Conclusion

Taking into consideration the quantitative and qualitative factors discussed above, the Company believes the Adjustment is not material to the Financial Statements and would not affect the judgment of a reasonable investor.  The Company’s independent registered public accounting firm and the Company’s audit committee were consulted throughout management’s analysis of this issue and were advised of and discussed management’s final conclusions.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors, President and Chief Financial Officer

cc:	Michael R. Littenberg
Farzad F. Damania
Schulte Roth & Zabel LLP